

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



090201

Filed in the office of	Document Number
~signature~ Ross Miller Secretary of State State of Nevada	**20120678879-30**
	Filing Date and Time **10/02/2012 3:25 PM**
	Entity Number **C2171-2001**

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

MedeFile International, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV is hereby deleted in its entirety and replaced with the following:

The total number of shares of Common Stock that the corporation will have the authority to issue is one hundred million (100,000,000). The shares of Common Stock shall have par value of $0.0001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference. The total number of shares of Preferred Stock that the corporation will have the authority to issue is ten million (10,000,000). The shares of Preferred Stock shall have par value of $0.0001. The corporation may issue any class of the Preferred Stock in any series. The Board shall have authority to establish and designate series, to fix the number of shares included in each such series and set the rights and preferences of shares in each series.

See attached for additional amendment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Over 50%

4. Effective date of filing: (optional) 10/8/12

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _~signature~_
Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

NV049 - 11/02/2010 CT System Online

Certificate of Amendment to Articles of Incorporation

1. Name of corporation:

MedeFile International, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV is hereby deleted in its entirety and replaced with the following:

The total number of shares of Common Stock that the corporation will have the authority to issue is one hundred million (100,000,000). The shares of Common Stock shall have par value of $0.0001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference. The total number of shares of Preferred Stock that the corporation will have the authority to issue is ten million (10,000,000). The shares of Preferred Stock shall have par value of $0.0001. The corporation may issue any class of the Preferred Stock in any series. The Board shall have authority to establish and designate series, to fix the number of shares included in each such series and set the rights and preferences of shares in each series.

Effective October 8, 2012, the corporation shall effect a one-for-5,000 reverse split whereby each share of Common Stock, par value $0.0001 per share shall, without any action on the part of the holder, become and be converted into 0.0002 shares of common stock, par value $0.0001 per share. In connection with the reverse split, no fractional shares shall be issued. In lieu of fractional shares, each holder who would otherwise be entitled to receive fractional shares of new Common Stock, will, upon surrender of the certificates representing shares of old Common Stock, receive such additional fractional share as will result in the holder having a whole number of shares.